EXHIBIT 12

Intercontinental Exchange, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions, except ratio)
Determination of earnings:
Pre-tax income from continuing operations before income from equity investee, income tax expense and non-controlling interest	$1,648	$1,382	$504	$790	$760
Add: Fixed charges	97	96	56	39	35
Less: Income attributable to non-controlling interests	(21)	(35)	(16)	(10)	(12)
Pre-tax earnings before fixed charges	$1,724	$1,443	$544	$819	$783
Fixed charges:
Interest expense on outstanding debt	$81	$80	$41	$25	$19
Interest expense on line of credit	4	6	3	5	3
Amortization of debt issuance costs	10	7	8	4	7
Russell license effective interest expense	2	3	4	5	6
Total fixed charges	$97	$96	$56	$39	$35
Ratio of earnings to fixed charges	17.8	15.0	9.7	21.0	22.4